Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 20, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Trust for Advised Portfolios (the “Trust”)
File Nos.: 333-108394 and 811-21422
CrossingBridge Low Duration High Yield Fund (S000059530)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby requests that Post-Effective Amendment No. 117 under the 1933 Act, Amendment No. 118 under the Investment Company Act of 1940, to the Registration Statement on Form N-1A, which was filed as EDGAR submission type 485APOS with the U.S. Securities and Exchange Commission on August 17, 2017 (Accession No. 0000894189-17-004281) to register shares of a new series, CrossingBridge Low Duration High Yield Fund (“PEA No. 117”), be withdrawn.  The Trust also filed Post-Effective Amendment Nos. 121 and 125 for the sole purpose of extending the original effective date of PEA No. 117.

The Trust is requesting that PEA No. 117 be withdrawn as it no longer intends to offer these securities.  No securities have been sold in connection with PEA No. 117.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at 626‑914-7220.

Sincerely,

/s/ Eric W. Pinciss

Eric W. Pinciss, Esq.
Secretary
Trust for Advised Portfolios